UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)   *

Hudson Pacific Properties, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
444097109
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
May 3, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 38 Pages
Exhibit Index Found on Page 31

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,892,172
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,892,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,893,825 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,501,341
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,501,341
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,502,994 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 840,347
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 840,374
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 842,000 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 38 Pages

 13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,233,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,233,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,235,513 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,653
	8	SHARED VOTING POWER 10,233,860
	9	SOLE DISPOSITIVE POWER 1,653
	10	SHARED DISPOSITIVE POWER 10,233,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,235,513 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Daniel J. Hirsch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,233,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,233,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,235,513 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by her on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,233,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,233,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,235,513 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Davide Leone [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,233,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,233,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,235,513 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Douglas M. MacMahon [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Stephen L. Millham
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,233,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,233,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,235,513 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,233,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,233,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,235,513 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,233,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,233,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,235,513 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,233,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,233,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,235,513 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Thomas F. Steyer
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,233,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,233,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,235,513 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS John R. Warren [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,233,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,233,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,235,513 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 38 Pages

13D
CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing may be deemed to beneficially own an aggregate of 10,235,513 Shares, which is 31.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.  [See Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,233,860
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,233,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,235,513 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 38 Pages

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on July 8, 2010 (together with all prior and current amendments thereto, this “Schedule 13D”).

Preliminary Note

On May 3, 2011, Hudson Pacific Properties, Inc. (the “Company”) effected a public offering (the “2011 Public Offering”) in which it offered and sold to the public an aggregate of 6,950,000 Shares (as defined in Item 1).  Pursuant to a private placement effected by the Company concurrently with the 2011 Public Offering (the “2011 Private Placement”), the Company issued to the Farallon Funds (as defined in Item 2) for cash an aggregate of 3,125,000 Shares, in reliance on the registration exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

For purposes of this statement:

“2011 Prospectus” means the Company’s prospectus relating to the 2011 Public Offering, dated April 27, 2011, as filed by the Company with the SEC pursuant to Rule 424(b) under the Securities Act on April 29, 2011.

“2011 Registration Statement” means the Company’s registration statement on Form S-11 (Registration No. 333-173487) relating to the 2011 Public Offering, filed by the Company with the SEC on April 14, 2011; and

“SEC” means the Securities and Exchange Commission.

Item 2. Identity and Background

Item 2 is amended and restated in its entirety as follows:

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it; and

(iii)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it.

FCP, FCIP and FCIP III are together referred to herein as the “Farallon Funds.”

Page 19 of 38 Pages

                The Farallon General Partner

(iv)
Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is the general partner of each of the Farallon Funds, with respect to the Shares held by each of the Farallon Funds.

The Farallon Individual Reporting Persons

(v)
The following persons, each of whom is, or with respect to Leone and MacMahon (each as defined below) was, a managing member of the Farallon General Partner, with respect to the Shares held by the Farallon Funds:  Daniel J. Hirsch (“Hirsch”), Monica R. Landry (“Landry”), Davide Leone (“Leone”), Michael G. Linn (“Linn”), Douglas M. MacMahon (“MacMahon”), Stephen L. Millham (“Millham”), Rajiv A. Patel (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), Andrew J. M. Spokes (“Spokes”), Thomas F. Steyer (“Steyer”), John R. Warren (“Warren”) and Mark C. Wehrly (“Wehrly”); and

(vi)
Richard B. Fried (“Fried”), who is a managing member of the Farallon General Partner, with respect to the Shares held by the Farallon Funds and with respect to 1,653 restricted Shares received for service as a member of the Company’s board of directors.

Fried, Hirsch, Landry, Leone, Linn, MacMahon, Millham, Patel, Roberts, Spokes, Steyer, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

If Fried and the entities and other individuals identified in this Schedule 13D were deemed members of a group holding equity securities of the Company, each of the Reporting Persons would be deemed to beneficially own the number and percentages of Shares stated in Rows 11 and 13 of its cover page.  The Reporting Persons expressly disclaim that they are members of any such group and the beneficial ownership of any Shares which would arise through membership in any such group.

This Schedule 13D reports that:

(x) effective as of January 1, 2011, Warren became a managing member of the Farallon General Partner and, as such, may be deemed a beneficial owner of the Shares beneficially owned by such entity as of such date; and

(y) effective as of January 31, 2011, each of Leone and MacMahon resigned as a managing member of the Farallon General Partner and, as such, may no longer be deemed a beneficial owner of the Shares beneficially owned by such entity.

Unless the context otherwise requires, any reference to the “Farallon Individual Reporting Persons” or the “Reporting Persons” shall not include Leone or MacMahon.

Page 20 of 38 Pages

(b)           The address of the principal business office of (i) the Farallon Funds and the Farallon General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)           The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds.  The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Farallon Funds and the Farallon General Partner is set forth above.  Each of the Farallon Individual Reporting Persons, other than Leone and Spokes, is a citizen of the United States.  Leone is a citizen of Italy.  Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

   Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented to report the following:

The Farallon Funds paid cash to acquire Shares from the Company in the 2011 Private Placement.  The net investment cost for the Shares acquired by each of the Farallon Funds since the filing of the prior Schedule 13D is set forth below:

Entity	Shares Acquired	Approximate Net Investment Cost
FCP	961,228	$14,053,153.36
FCIP	1,945,792	$28,447,479.04
FCIP III	217,980	$3,186,867.60

The consideration for such acquisitions was obtained as follows:  (i) with respect to FCP, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by such entity at Goldman, Sachs & Co.; and (ii) with respect to FCIP and FCIP III, from working capital.  FCP holds certain securities in its margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances.  It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Page 21 of 38 Pages

   Item 4. Purpose of Transaction

Item 4 is supplemented to report the following:

As described in the Preliminary Note and Item 3 above, the Company issued Shares to each of the Farallon Funds in the 2011 Private Placement.  In connection with the 2011 Private Placement, the Farallon Funds entered into various agreements as described in Item 6 below.

The purpose of the acquisition of the Shares is for investment.  One of the Farallon Individual Reporting Persons, Fried, is a member of the Company’s board of directors.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Company or, subject to the terms of the Farallon Lock-Up Agreement (as defined and described in the Schedule 13D filed by the Reporting Persons on July 8, 2010) and the Farallon 2011 Lock-Up Agreement (as defined and described in Item 6 below), transfer or dispose of any or all of its Shares, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Pursuant to the Farallon 2011 Lock-Up Agreement, the Farallon Funds have agreed not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, any Shares, or securities convertible or exchangeable into Shares, owned by them at the completion of the 2011 Public Offering and the 2011 Private Placement or thereafter acquired by them, for a period of 90 days from the date of the underwriting agreement for the 2011 Public Offering without the prior consent of Merrill Lynch and Barclays (each as defined in Item 6 below); provided that the Farallon Funds may sell Shares representing up to 25 percent of the aggregate number of Shares issued or issuable to them in the Formation Transactions and the Concurrent Private Placement pursuant to a Farallon Demand Registration Statement or distribute such amount of Shares to their limited partners, members or stockholders (each of “Formation Transactions,” “Concurrent Private Placement” and “Farallon Demand Registration Statement” as defined in the Farallon 2011 Lock-Up Agreement).

None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may hold at any point in time.

Also, consistent with their investment intent, certain Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.  During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or

Page 22 of 38 Pages

reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

   Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

The Farallon Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 32,521,034 Shares outstanding immediately after the closing of the 2011 Public Offering and the 2011 Private Placement, as reported by the Company in the 2011 Prospectus.

(c)	On May 3, 2011, pursuant to the 2011 Private Placement, each of the Farallon Funds purchased from the Company the number of Shares set forth below at a price of $14.62 per Share.

Entity	Shares Acquired
FCP	961,228
FCIP	1,945,792
FCIP III	217,980

The above purchases represent all transactions in the Shares by the Farallon Funds in the past 60 days.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all  of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon

Page 23 of 38 Pages

Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	As of January 31, 2011, each of Leone and MacMahon may no longer be deemed a beneficial owner of any Shares.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds.  The Farallon General Partner, as general partner of the Farallon Funds, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares owned by the Farallon Funds.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is supplemented to report the following:

Subscription Agreement

The Farallon Funds entered into a Subscription Agreement, dated as of April 26, 2011 (the “2011 Subscription Agreement”), with the Company, pursuant to which the Farallon Funds irrevocably subscribed to purchase an aggregate of 3,125,000 Shares in the 2011 Private Placement at a price equal to the per Share offering price in the Company’s 2011 Public Offering.  Pursuant to the 2011 Subscription Agreement, on May 3, 2011, the Company issued to the Farallon Funds an aggregate of 3,125,000 Shares.

The foregoing summary of the 2011 Subscription Agreement is qualified in its entirety by the full terms and conditions of such agreement.  A form of the 2011 Subscription Agreement is

Page 24 of 38 Pages

filed as Exhibit 10.53 to the 2011 Registration Statement, which exhibit is incorporated herein by reference.

First Amendment to Registration Rights Agreement

The Farallon Funds entered into a First Amendment to Registration Rights Agreement, dated as of May 3, 2011 (the “First Amendment to Registration Rights Agreement”), between the Company and the initial holders named therein.  Pursuant to the First Amendment to Registration Rights Agreement, the shelf, demand and piggyback registration rights as described in the Schedule 13D filed by the Reporting Persons on July 8, 2010 are extended to the Shares purchased by the Farallon Funds in the 2011 Private Placement.

The foregoing summary of the First Amendment to Registration Rights Agreement is qualified in its entirety by the full terms and conditions of such agreement.  The First Amendment to Registration Rights Agreement is filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed by the Company with the SEC on May 4, 2011, which exhibit is incorporated herein by reference.

Lock-Up Agreements

Farallon 2011 Lock-Up Agreement

The Farallon Funds entered into an agreement, dated April 14, 2011 (the “Farallon 2011 Lock-Up Agreement”), with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Barclays Capital Inc. (“Barclays”), Morgan Stanley & Co. Incorporated  and Wells Fargo Securities, LLC, as representatives of the underwriters of the 2011 Public Offering (the “Underwriter Representatives”).  The Farallon 2011 Lock-Up Agreement provides that the Farallon Funds, subject to certain exceptions, will not sell or otherwise transfer or encumber, or enter into any transaction that transfers, any Shares, or securities convertible or exchangeable into Shares, owned by them at the completion of the 2011 Public Offering and the 2011 Private Placement, or thereafter acquired by them, for a period of 90 days from the date of the underwriting agreement for the 2011 Public Offering without the prior consent of Merrill Lynch and Barclays; provided that the Farallon Funds may sell Shares representing up to 25 percent of the aggregate number of Shares issued or issuable to them in the Formation Transactions and the Concurrent Private Placement pursuant to a Farallon Demand Registration Statement or distribute such amount of Shares to their limited partners, members or stockholders (each of “Formation Transactions,” “Concurrent Private Placement” and “Farallon Demand Registration Statement” as defined in the Farallon 2011 Lock-Up Agreement).

The foregoing summary of the Farallon 2011 Lock-Up Agreement is qualified in its entirety by the full terms and conditions of such agreement.  A form of the Farallon 2011 Lock-Up Agreement is attached as Exhibit 5 hereto, which exhibit is incorporated herein by reference.

Fried 2011 Lock-Up Agreement

Fried, a Farallon Individual Reporting Person, in his capacity as a director of the Company, entered into an agreement, dated April 14, 2011 (the “Fried 2011 Lock-Up

Page 25 of 38 Pages

Agreement”), with the Underwriter Representatives.  The Fried 2011 Lock-Up Agreement provides that Fried, subject to certain exceptions, will not sell or otherwise transfer or encumber, or enter into any transaction that transfers, any Shares, or securities convertible or exchangeable into Shares, owned by him at the completion of the 2011 Public Offering and the 2011 Private Placement, or thereafter acquired by him, for a period of 90 days from the date of the underwriting agreement for the 2011 Public Offering, without the prior consent of Merrill Lynch and Barclays.  The Fried 2011 Lock-Up Agreement provides that Fried may transfer or dispose of his Shares during the 90-day lock-up period in the case of gifts or for estate planning purposes where the transferee agrees to a similar lock-up agreement for the remainder of the lock-up period.

The foregoing summary of the Fried 2011 Lock-Up Agreement is qualified in its entirety by the full terms and conditions of such agreement.  The Fried 2011 Lock-Up Agreement is attached as Exhibit 6 hereto, which exhibit is incorporated herein by reference.

Exemption from REIT Ownership Limits

As described in the 2011 Prospectus under the caption “Description of Stock—Restrictions on Ownership and Transfer,” the Company’s charter contains limits on the ownership of Shares that are intended to assist the Company in complying with certain provisions of the U.S. Internal Revenue Code governing the maintenance of REIT status.  In connection with the 2011 Private Placement, the Company’s board of directors has granted to certain of the Farallon Funds revised exemptions from these Share ownership limits, subject to substantially the same conditions and limitations described in the Schedule 13D filed by the Reporting Persons on July 8, 2010.  During the time that such waiver of the above ownership limits is effective, such Farallon Funds will be subject to an increased ownership limit applicable to it.

The foregoing summary of certain of the Farallon Funds’ exemption from the REIT ownership limits is qualified in its entirety by the description of such exemption as set forth in the 2011 Prospectus under the caption “Description of Stock—Restrictions on Ownership and Transfer,” which description is incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

   Item 7. Materials to be Filed as Exhibits

There is filed herewith as Exhibit 4 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

A form of the 2011 Subscription Agreement was filed by the Company as Exhibit 10.53

Page 26 of 38 Pages

to the 2011 Registration Statement.  Such exhibit is hereby incorporated herein by reference.

The First Amendment to Registration Rights Agreement was filed by the Company as Exhibit 4.1 to its Current Report on Form 8-K filed with the SEC on May 4, 2011.  Such exhibit is hereby incorporated herein by reference.

A form of the Farallon 2011 Lock-Up Agreement is filed herewith as Exhibit 5.

The Fried 2011 Lock-Up Agreement is filed herewith as Exhibit 6.

A description of certain of the Farallon Funds' exemption from the REIT ownership limits is set forth under the caption “Description of Stock—Restrictions on Ownership and Transfer” in the 2011 Prospectus.  Such description is hereby incorporated herein by reference.

Page 27 of 38 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 2011

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf and
as the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P. and
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Richard B. Fried, Daniel J. Hirsch, Davide Leone, Michael G. Linn, Douglas M. MacMahon, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, Thomas F. Steyer, John R. Warren and Mark C. Wehrly

The Power of Attorney executed by each of Fried, MacMahon, Millham, Patel, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the SEC on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference.  The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the SEC on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference.  The Power of Attorney executed by Hirsch authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 1 to the Schedule 13D filed with the SEC on January 6, 2009 by such Reporting Person with respect to the Common Stock of Town Sports International Holdings, Inc., is hereby incorporated by reference.  The Power of Attorney executed by Leone authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 18 to the Schedule 13D filed with the SEC on October 23, 2009 by such Reporting Person with respect to the Common Stock of CapitalSource Inc., is hereby incorporated by reference.  The Power of Attorney executed by Roberts authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 2 to the Schedule 13G filed with the Securities and Exchange Commission on April 23, 2010 by such Reporting Person with respect to the Common Stock of Energy Partners, Ltd., is hereby incorporated by reference.  The Power of Attorney executed by Linn authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 8, 2010 by such Reporting Person with respect to the Common Stock of Hudson Pacific Properties, Inc., is hereby incorporated by reference.  The Power of Attorney executed by Warren authorizing

Page 28 of 38 Pages

Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 11 to the Schedule 13D filed with the Securities and Exchange Commission on January 11, 2011 by such Reporting Person with respect to the Class A Subordinate Voting Shares of MI Developments Inc., is hereby incorporated by reference.

Page 29 of 38 Pages

ANNEX 1

Set forth below with respect to the Farallon General Partner is the following information:  (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Farallon General Partner is the following information:  (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)
Managing Members:  Thomas F. Steyer, Senior Managing Member; Andrew J. M. Spokes, Co-Senior Managing Member; Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Michael G. Linn, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.

2.	Managing Members of the Farallon General Partner

(a)
Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Michael G. Linn, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J.M. Spokes, Thomas F. Steyer, Gregory S. Swart, John R. Warren and Mark C. Wehrly.

(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)
The principal occupation of Thomas F. Steyer is serving as senior managing member of the Farallon General Partner.  The principal occupation of Andrew J.M. Spokes is serving as co-senior managing member of the Farallon General Partner.  The principal occupation of each other managing member of the Farallon General Partner is serving as a managing member of the Farallon General Partner.

(d)
Each of the managing members of the Farallon General Partner, other than Andrew J. M. Spokes and Gregory S. Swart, is a citizen of the United States.  Andrew J. M. Spokes is a citizen of the United Kingdom.  Gregory S. Swart is a citizen of New Zealand.

None of the managing members of the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 30 of 38 Pages

EXHIBIT INDEX

EXHIBIT 4	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
EXHIBIT 5	Form of 2011 Lock-Up Agreement relating to the Farallon Funds
EXHIBIT 6	2011 Lock-Up Agreement relating to Richard B. Fried

Page 31 of 38 Pages

EXHIBIT 4
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  May 5, 2011

                                                /s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf and
as the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P. and
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Richard B. Fried, Daniel J. Hirsch, Davide Leone, Michael G. Linn, Douglas M. MacMahon, Stephen L. Millham, Ashish H. Pant, Thomas G. Roberts, Jr., Andrew J. M. Spokes, Thomas F. Steyer, John R. Warren and Mark C. Wehrly

Page 32 of 38 Pages

EXHIBIT 5
to
SCHEDULE 13D

LOCK-UP AGREEMENT FOR FARALLON

April 14, 2011

Merrill Lynch, Pierce, Fenner & Smith
        Incorporated
Barclays Capital Inc.
Morgan Stanley & Co. Incorporated
Wells Fargo Securities, LLC

as Representatives of the several Underwriters

c/o	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
One Bryant Park
New York, New York  10036

Re:           Proposed Public Offering by Hudson Pacific Properties, Inc.

Dear Sirs:

The undersigned, a stockholder and/or an officer and/or a director of Hudson Pacific Properties, Inc., a Maryland corporation (the “Company”), understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Barclays Capital Inc. (“Barclays”), Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Wells Fargo Securities, LLC (“Wells Fargo”) and each of the other Underwriters named in Schedule A to the Underwriting Agreement (as defined below) (collectively, the “Underwriters”), for whom Merrill Lynch, Barclays, Morgan Stanley and Wells Fargo are acting as representatives (in such capacity, the “Representatives”), propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company and Hudson Pacific Properties, L.P., a Maryland limited partnership, providing for the public offering (the “Public Offering”) of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”).  In recognition of the benefit that the Public Offering will confer upon the undersigned as a stockholder and/or an officer and/or a director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during a period of 90 days from the date of the Underwriting Agreement (the “Lock-up Period”), the undersigned will not, without the prior written consent of Merrill Lynch and Barclays, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended (the “1933 Act”) with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise; provided, that, the

Page 33 of 38 Pages

undersigned shall have the right: (i) as set forth in the Registration Rights Agreement, dated as of June 29, 2010, by and among the Company, the undersigned and the other parties identified therein (the “Registration Rights Agreement”), to require the Company to file a registration statement (the “Farallon Demand Registration Statement”) registering up to 25% of the aggregate shares of Common Stock issued or issuable to the Farallon Holders pursuant to the Formation Transactions and the Concurrent Private Placement (the “Carveout Securities”) for resale in an underwritten offering registered pursuant to the 1933 Act, and to sell the shares of Common Stock registered pursuant to such Farallon Demand Registration Statement; or (ii) to distribute such Carveout Securities to limited partners, members or stockholders of the undersigned.  As used in the foregoing proviso, the terms “Concurrent Private Placement,” “Farallon Holders” and “Formation Transactions” have the meanings assigned to them in the Registration Rights Agreement.

Subject to the conditions set forth below, the restrictions set forth in the preceding paragraph shall not apply to:

(1)(i) gifts or other dispositions by will or intestacy (including, without limitation, any disposition from a revocable trust, family trust or similar trust arrangement providing for the distribution of assets upon death or intestacy); (ii) transfers made to (x) limited partners, members, stockholders or affiliates of the undersigned or (y) any corporation, partnership, limited liability company or other entity all of the equity interests of which are owned, directly or indirectly, by the undersigned; (iii) bona fide gifts, sales, distributions, contributions or other dispositions, in each case that are made exclusively between and among the undersigned and (w) members of the undersigned’s family, (x) affiliates of the undersigned that are controlled by the undersigned, or (y) a trust the beneficiaries of which are, (A) a limited liability company the membership interest holders of which are, or (B) a partnership the partners of which are, exclusively the undersigned and/or members of the undersigned’s family; or (iv) donations or transfer to charitable organizations; provided, however, that in the case of any gift, sale, distribution, contribution, transfer or other disposition pursuant to this clause (1), it shall be a pre-condition that (a) the recipient, transferee or donee, as applicable, executes and delivers to the Representatives a signed lock-up agreement for the balance of the Lock-up Period, (b) no filing by any party under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer or distribution, (c) each party shall agree to not voluntarily make, any public announcement of the transfer or disposition and (d) the undersigned notifies the Representatives at least three business days prior to the proposed gift, sale, distribution, contribution, transfer or other disposition;

(2) dispositions or transfers made to an escrow account by the undersigned, or from an escrow account to the Company, one or more of its subsidiaries or any other party identified by the undersigned in the subscription agreement for the Concurrent Private Placement (the “Private Placement Agreement”), the Contribution Agreements, the Representation, Warranty and Indemnity Agreements and the Pledge Agreements (each, as defined in the Underwriting Agreement, and, collectively with the Private Placement Agreement and the Registration Rights Agreement, the “Operative Documents”), in connection with the operation of any pledge arrangements set forth in the Operative Documents relating to any indemnification obligations of the undersigned under the Operative Documents; or

(3) transactions relating to shares of Common Stock acquired by the undersigned in the open market after completion of the Public Offering; provided, however, that (a) any subsequent sale of the shares of Common Stock acquired in the open market are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

Notwithstanding the foregoing, if: (1) during the last 17 days of the Lock-up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs;

Page 34 of 38 Pages

or (2) prior to the scheduled expiration of the Lock-up Period, as applicable, the Company announces that it will release earnings results or becomes aware that material news or a material event relating to the Company will occur during the 16-day period beginning on the last day of the Lock-up Period, as applicable, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch and Barclays waive, in writing, such extension.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-up Period pursuant to the previous paragraph will be delivered by Merrill Lynch and Barclays to the Company and the undersigned (in accordance with the notice provisions of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the 34th day following the expiration of the Lock-up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-up Period (as such may have been extended pursuant to the previous paragraph) has expired.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Very truly yours,

[FARALLON FUND]

By:       Farallon Partners, L.L.C., its General Partner

By:
        Name:
Managing Member

Page 35 of 38 Pages

EXHIBIT 6
to
SCHEDULE 13D

LOCK-UP AGREEMENT FOR DIRECTORS AND OFFICERS

April 14, 2011

Merrill Lynch, Pierce, Fenner & Smith
        Incorporated
Barclays Capital Inc.
Morgan Stanley & Co. Incorporated
Wells Fargo Securities, LLC

as Representatives of the several Underwriters

c/o	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
One Bryant Park
New York, New York  10036

Re:           Proposed Public Offering by Hudson Pacific Properties, Inc.

Dear Sirs:

The undersigned, a stockholder and/or an officer and/or a director of Hudson Pacific Properties, Inc., a Maryland corporation (the “Company”), understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Barclays Capital Inc. (“Barclays”), Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Wells Fargo Securities, LLC (“Wells Fargo”) and each of the other Underwriters named in Schedule A to the Underwriting Agreement (as defined below) (collectively, the “Underwriters”), for whom Merrill Lynch, Barclays, Morgan Stanley and Wells Fargo are acting as representatives (in such capacity, the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company and Hudson Pacific Properties, L.P., a Maryland limited partnership, providing for the public offering (the “Public Offering”) of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”).  In recognition of the benefit that the Public Offering will confer upon the undersigned as a stockholder and/or an officer and/or a director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during a period of 90 days from the date of the Underwriting Agreement (the “Lock-up Period”), the undersigned will not, without the prior written consent of Merrill Lynch and Barclays, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended (the “1933 Act”) with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

Page 36 of 38 Pages

Subject to the conditions set forth below, the restrictions set forth in the preceding sentence shall not apply to:

(1)(i) gifts or other dispositions by will or intestacy (including, without limitation, any disposition from a revocable trust, family trust or similar trust arrangement providing for the distribution of assets upon death or intestacy); (ii) transfers made to (x) limited partners, members, stockholders or affiliates of the undersigned or (y) any corporation, partnership, limited liability company or other entity all of the equity interests of which are owned, directly or indirectly, by the undersigned; (iii) bona fide gifts, sales, distributions, contributions or other dispositions, in each case that are made exclusively between and among the undersigned and (w) members of the undersigned’s family, (x) affiliates of the undersigned that are controlled by the undersigned, or (y) a trust the beneficiaries of which are, (A) a limited liability company the membership interest holders of which are, or (B) a partnership the partners of which are, exclusively the undersigned and/or members of the undersigned’s family; or (iv) donations or transfer to charitable organizations; provided, however, that in the case of any gift, sale, distribution, contribution, transfer or other disposition pursuant to this clause (1), it shall be a pre-condition that (a) the recipient, transferee or donee, as applicable, executes and delivers to the Representatives a signed lock-up agreement for the balance of the Lock-up Period, (b) no filing by any party under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer or distribution, (c) each party shall agree to not voluntarily make, any public announcement of the transfer or disposition and (d) the undersigned notifies the Representatives at least three business days prior to the proposed gift, sale, distribution, contribution, transfer or other disposition; or

(2) transactions relating to shares of Common Stock acquired by the undersigned in the open market after completion of the Public Offering; provided, however, that (a) any subsequent sale of the shares of Common Stock acquired in the open market are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

Notwithstanding the foregoing, if: (1) during the last 17 days of the Lock-up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the scheduled expiration of the Lock-up Period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the 90th day of the Lock-up Period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch and Barclays waive, in writing, such extension.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-up Period pursuant to the previous paragraph will be delivered by Merrill Lynch and Barclays to the Company and the undersigned (in accordance with the notice provisions of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the 34th day following the expiration of the initial 90th day of the Lock-up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-up Period (as such may have been extended pursuant to the previous paragraph) has expired.

Page 37 of 38 Pages

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Very truly yours,

Signature:  /s/ Richard B. Fried

Print Name:     Richard B. Fried

Page 38 of 38 Pages